

Mail Stop 4720

July 8, 2016

Via E-mail
Jaime Alberto Velasquez Botero
Chief Financial Officer
Bancolombia S.A.
Carrera 48 #26-85
Avenida Los Industriales
Medellin, Colombia

> **Re:** **Bancolombia S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 001-32535**

Dear Mr. Velasquez Botero:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Notes to Consolidated Financial Statements

6. Financial Instruments
6.9 Written-Off Loan Portfolio, F-23

1. We note you have loans in the commercial, consumer and small business loan categories that are more than 360 days past due and that these types of loans are typically charged off when the length of delinquency is less than 360 days (180 days for consumer, 360 for commercial,

and 180 for small business loans). Please tell us why these loans have not been charged off as of December 31, 2015 in accordance with your accounting policy.

2. We note your written-off loan policy is 1,620 days for mortgage loans (and 720 days for Banistmo and Banco Agricola). Please tell us why this written-off loan period is significantly longer than the other loan types.

Note 30. First-Time Adoption of IFRS, page F-124

3. Please include a reconciliation of your statement of changes in equity and a statement of cash flows between Columbian banking GAAP and IFRS as required by paragraphs 24 and 25 of IFRS 1, in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions on the comments above.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services